Exhibit 99.1

Adaptimmune and Universal Cells announce Collaboration to Develop Allogeneic T-Cell Therapies

PHILADELPHIA, PA. and OXFORD, UK, December 1, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), a leader in the use of TCR engineered T-cell therapy to treat cancer, and Seattle-based Universal Cells Inc., a genome editing company developing universal donor stem cells, today announced that they have entered into a collaboration and exclusive license agreement for the development of allogeneic T-cell therapies.

With Universal Cells’ proprietary gene editing technology, Adaptimmune intends to develop affinity enhanced donor T-cells that are universally applicable. The enhanced T-cell technology involves selective engineering of cell surface proteins (TCRs and class I and class II HLA proteins), without the use of nucleases, to develop universal T-cell products. Adaptimmune and Universal Cells are planning to develop these off-the-shelf allogeneic affinity-enhanced T-cell therapeutics to treat large patient populations.

“This collaboration marks another step towards our goal of providing innovative immunotherapeutics to patients suffering from cancer,” said Dr. Helen Tayton-Martin, Adaptimmune’s Chief Operating Officer. “Our proprietary platform for TCR identification, affinity enhancement and safety testing is already best in class, and we set high standards for collaborations. We believe that Universal Cells’ platform for generating universal donor cells is also best in class and provides us with a great opportunity to test the feasibility of a longer term allogeneic product, thus allowing large numbers of patients to be treated from a single cell line.”

“We are very excited about working with Adaptimmune. By partnering with the world leader in TCR engineered T-cell immunotherapies, we are poised to develop a scalable, safe, and efficacious product with the potential to revolutionize cancer immunotherapy,” said Claudia Mitchell, Chief Executive Officer of Universal Cells. “This partnership will combine Universal Cells’ nuclease-free genome editing platform with Adaptimmune’s unique expertise in TCR engineering to develop a first-in-class therapeutic product based on our universal donor cells.”

Under the terms of the agreement, Universal Cells will grant to Adaptimmune an exclusive, sub-licensable, worldwide license to use, sell, supply, manufacture, import, and develop products and services utilizing Universal Cells’ technology within the T-cell immunotherapy field. Universal Cells will receive an upfront license and start-up fee of $5.5 million, and will be eligible for up to $41 million in milestone payments for certain development and product milestones. Universal Cells would also receive a profit-share payment for the first product, and royalties on sales of other products utilizing its technology.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor (TCR) platform. Established in 2008, the company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity TCRs as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced T-cell therapy targeting the NY-ESO cancer antigen. Its NY-ESO TCR affinity enhanced T-cell therapy has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types, including synovial sarcoma and multiple myeloma. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next affinity enhanced T-cell therapy, directed at MAGE A-10, is scheduled to enter the clinic shortly. The company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing 12 through unpartnered research programs. Adaptimmune has over 190 employees and is located in Oxfordshire, UK and Philadelphia, USA. For more information:  http://www.adaptimmune.com

About Universal Cells

Universal Cells Inc. is a private biotechnology company developing proprietary nuclease-free genome editing technologies that allow efficient and accurate editing of any gene without off-target effects. The company is using this platform to create cell therapies that are rejection-free, off-the-shelf products that can be administered to any recipient without the need for immunosuppressive drugs. For more information: http://www.universalcells.com

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 13, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com